SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67787

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saxis Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

637 7th Avenue North
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cadena (727) 542-9210

Sohail Khalid (646) 227-5525

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

13013185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sohail Khalid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxis Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Nevila Koprencka Konditi
State of NY #01KO6098607 Exp 12/28/2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAXIS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

SAXIS GROUP, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Saxis Group, LLC

We have audited the accompanying statement of financial condition of Saxis Group, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxis Group, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 26, 2013

SAXIS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	24,081
Receivable from clearing brokers, including clearing deposits of $500,000		1,606,857
Property and equipment, net		16,647
Prepaid expenses and other assets		18,982
	$	1,666,567
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	121,539
Accrued research costs		44,837
Total liabilities		166,376
Member's equity		1,500,191
	$	1,666,567

See accompanying notes to financial statement.

1. Nature of business

Saxis Group, LLC (the "Company") is a Delaware limited liability company, originally organized as a corporation under the laws of the state of Florida on April 6, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company's operations consist primarily of trade execution services for customers.

On February 13, 2009, Saxon Prime Holdings, LLC (the "Parent") acquired the stock of Cadena Capital Group, Inc. from the former stockholder and commenced operations. In December 2009, the Company changed its legal name to Saxis Group, Inc. Effective January 1, 2010, the Company converted from an S-corporation to a single member limited liability company and changed its name to Saxis Group, LLC. All assets and liabilities were transferred to Saxis Group, LLC at historical cost, and the equity interest in the s-corporation was converted into member's equity of the limited liability company.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2013. Subsequent events have been evaluated through this date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Principal Method
Office equipment	3 years	Straight-line

Revenue Recognition

Commission income is earned from execution of customers' securities transactions and is recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company, and accordingly, is a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT").

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. Amounts relating to all customers with a negative commission total balance are reflected in the accompanying statement of financial condition as prepaid research costs. Such amounts represent the amount of research services paid on behalf of all customers for which future commissions are expected to be received. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2012 no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The amount of third-party research services that the Company will furnish to its customers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party research services.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Office equipment	$ 22,001
Less accumulated depreciation	5,354
	$ 16,647

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2012, the Company's net capital was approximately $1,465,000 which was approximately $1,420,000 in excess of its minimum requirement of approximately $45,000, which was calculated under CFTC Regulation 1.17.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $500,000 and an additional $750,000 minimum equity requirement to ensure the clearing brokers' obligations.

7. Commitments

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements. Approximately $720,000 was expensed for the year ended December 31, 2012 under these agreements and is included in commission sharing expense on the statement of income.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations.

During the year ended December 31, 2012, approximately 49% of the Company's commission revenues were derived from three customers. There were no direct receivable amounts due from these customers as of December 31, 2012. All outstanding commissions are included in due from broker on the statement of financial condition.

9. Related party transactions

In September 2009, the Company had entered into a Software License Agreement with an affiliate, Nexus Trading Networks, LLC ("Nexus"). The Company paid monthly licensing as well as consulting fees to Nexus for use of their proprietary trading system. On January 1, 2012, this agreement was terminated.

The Company had an expense sharing agreement with an affiliate, Nexus NY, LLC, where they were responsible for approximately 15% of the total rent and other operating expenses for shared office space. In April 2012, the affiliate closed its operations and as a result, the lease was taken over by the Company. The Company renegotiated the lease with the landlord and was able to change the term to a month-to-month basis.

For the year ended December 31, 2012, the Company paid approximately $149,000 as rent expense. There is no outstanding balance as of December 31, 2012.

10. Income taxes

The Company is subject to a 4% New York City Unincorporated Business Tax ("UBT"). Due to the current year net loss, no reserve has been taken for UBT.

11. Soft dollar transactions

The Company entered into soft dollar arrangements with certain clients within the provisions of Rule 28(e). Under this program, the Company charges additional dollars on customer trades done with the Company and uses these fees to pay market data and research related expenses on behalf of clients. During 2012, the Company paid client expenses totaling approximately $652,000, and has an outstanding liability of approximately $44,000 as of December 31, 2012.